The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

July 31, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.

Amendment No. 9 to Registration Statement on Form S-1

Filed July 27, 2020

File No. 333-232368

Dear Ms. Collins,

The OLB Group, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 29, 2020, regarding Amendment No. 9 to the Registration Statement on Form S-1 filed on July 27, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s Amendment No. 10 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 9 to Form S-1 Filed July 27, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Uncertainties, page 59

1.	Throughout the filing you state that the number of transactions and resulting revenues were approximately 15% lower in March 2020 than February 2020 and 40% lower in April 2020 than March 2020. Please update your disclosures throughout to include a discussion of the impact of COVID-19 to your May and June 2020 transaction volumes and related revenues and explain how your second quarter results may compare to the same period in fiscal 2019. Also, clarify how this updated information might impact the company’s results of operations and liquidity.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 20, 23, 60 and 61 of the Registration Statement to include a discussion of the impact of COVID-19 on the Company’s transaction volumes and related revenues in the second quarter of 2020 as well as potential impact of the Company’s results of operations and liquidity.

Description of the Securities We are Offering

Series A Warrants, page 95

2.

Please clarify whether the Series A Warrants have terms similar to the Series B Warrants such that holders may exercise such warrants on a cashless basis if you fail to maintain a current prospectus or a prospectus relating to the common stock issuable upon the exercise of the Series B Warrants. If so, revise your disclosures accordingly. If not, tell us whether you intend to classify such warrants as liabilities upon issuance. In this regard, because these warrants are part of the units being registered in this offering, you will be required to deliver registered shares upon issuance. As such, please tell us how you considered the guidance in ASC 815-40-25-16 or explain what other guidance was considered in the intended accounting for such warrants. To the extent the Series A Warrants will require liability classification, please revise your Capitalization table disclosures accordingly.

Securities and Exchange Commission July 31, 2020 Page 2

Response: The Company respectfully advises the Staff that it has revised the terms of the Series A Warrants to add the same cashless exercise feature included in the Series B Warrant to enable holders to exercise the warrants on a cashless basis if a current prospectus relating to the common stock underlying the warrants is not available. The Company has revised its disclosure on page 95 of the Registration Statement for this change and has filed forms of the Series A Warrant Agency Agreement and Series B Warrant Agency Agreement as Exhibits 4.3 and 4.4, respectively. Based upon our review of the terms of each of the Series A Warrant and Series B Warrant, the Company does not believe that there are any provisions included that would preclude the Company from accounting for each warrant as an equity instrument when they are issued in connection with the offering.

Notes to the Consolidated Financial Statements (unaudited)

Note 10. Subsequent Events, page F-43

3.	We note that the conversion terms of certain outstanding debt were recently amended such that Messrs. Herzog and Yakov will receive both Series A preferred stock and conversion warrants. Please tell us whether this revision resulted in such debt having a beneficial conversion feature pursuant to ASC 470-20-30-3 and if material, revise to include a quantified discussion of such impact on your financial statements. Refer to ASC 855-10-50-2(b). Similar disclosures may be necessary in the forepart of the filing as well.

Response: The Company respectfully advises the Staff that the terms of the amended conversion agreements with Messrs. Herzog and Yakov include an exchange of certain outstanding indebtedness for Series A Preferred Stock and conversion warrants, which are each anticipated to be accounted for as an equity instrument in accordance with applicable accounting guidance. The conversion of such indebtedness is contingent upon the completion of the Offering. While the Company does anticipate a chage to be taken into earnings upon the exchange, such charge will have corresponding entry to additional paid in capital, whereby there would be no net impact to the Company’s stockholders’ deficit, including on the capitalization and dilution disclosure presented in the Registration Statement. The Company believes that including additional disclosure as a subsequent event in the financial statements is not necessary as the exchange is an event that will not yet occur until consummation of the Offering.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Barry I. Grossman, Esq. at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP